Filed with the Securities and Exchange Commission on February 29,
1996
               1933 Act File Nos. 33-28516, 33-30268, 33-34922,
                                  33-63623
               1940 Act File No. 811-05808




                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                           SCHEDULE 13E-4

                    ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act
                               of 1934)

                  AMENDMENT NO. 1 - FINAL AMENDMENT
                                 to

                   EATON VANCE PRIME RATE RESERVES
                           (Name of Issuer)


                   EATON VANCE PRIME RATE RESERVES
                 (Name of Person(s) Filing Statement)


           Shares of Beneficial Interest, Without Par Value
                   (Title of Class of Securities)


                            277913 10 9
               (CUSIP Number of Class of Securities)


                        H. Day Brigham, Jr.
                      Eaton Vance Management
                         24 Federal Street
                    Boston, Massachusetts 02110
                          (617) 482-8260
   (Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications on Behalf of Person(s)
                        Filing Statement)


                         January 22, 1996
                 (Date Tender Offer First Published,
                  Sent or Given to Security Holders)

                            INTRODUCTION


     This Amendment No. 1 is the Final Amendment to the Issuer Tender Offer Statement on Schedule 13E-4 filed electronically on January 19, 1996 (Accession No.: 0000950156-96-000056) by Eaton
Vance Prime Rate Reserves (the "Trust") with the Securities and Exchange Commission with respect to the Trust's offer to purchase (the "Offer to Purchase") 7,500,000 shares of beneficial interest, without par value (the "Shares").


                  AMENDMENT TO SCHEDULE 13E-4


     Item 1 of the Schedule 13E-4 is hereby revised to read as follows:

     Item 1  Security and Issuer

          The Offer terminated on February 16, at 12:00 a.m., Eastern time. 2,638,356 Shares were tendered in response to the Offer. All such Shares were accepted for purchase by the Trust at a price of $10.01 per share. Eaton Vance Distributors, Inc., the Trust's principal underwriter, tendered no shares pursuant to the Offer. No Shares tendered after the Expiration Date have or will be accepted for purchase by the Trust.

                            SIGNATURE



     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 29, 1996
(Date)



/s/ James B. Hawkes
James B. Hawkes, President of
Eaton Vance Prime Rate Reserves